EXHIBIT 21

SUBSIDIARIES OF PANHANDLE ROYALTY COMPANY
AT SEPTEMBER 30, 2003

The following table sets forth certain information with respect to
Panhandle’s subsidiaries:

Corporation

Wood Oil Company

Wood Oil Company was incorporated in Oklahoma and is included in Panhandle’s consolidated financial statements. Effective October 1, 2001, 100% of Wood Oil Company’s outstanding stock was acquired by Panhandle.

(57)